Exhibit 7.1

Financial ratios

	00000000	00000000	00000000	00000000	00000000
Year ended 31 March	2012	2011	2010	2009	2008
Return on capital employed[a]
Adjusted[b]–%	20.6	18.7	16.0	14.5	17.7
Reported – %	19.5	16.9	13.3	2.3	14.4
Interest cover[c]
Adjusted[a]– times	4.5	3.4	2.9	2.5	3.6
Reported – times	6.0	2.8	1.8	0.5	6.2
Net debt to EBlTDA[b] – times	1.5	1.5	1.6	2.0	1.6
Capital expenditure as a percentage of revenue[b] – %	13.4	12.9	12.1	14.4	16.1

[a]

The ratio is based on profit before taxation and net finance expense to average capital employed. Capital employed is represented by total assets less current liabilities (excluding corporation tax, current borrowings, derivative financial liabilities and finance lease creditors) less deferred and current tax assets, retirement benefit asset, cash and cash equivalents, derivative financial assets and investments.

[b]	Before specific items.
[c]	The number of times net finance expense is covered by operating profit.